STATEMENT OF INVESTMENTS

Dreyfus Short-Intermediate Government Fund
August 31, 2008 (Unaudited)

Bonds and Notes--91.1%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
U.S. Government Agencies--46.6%				
Federal Home Loan Banks,				
Bonds	3.63	7/1/11	5,600,000	5,601,109
Federal Home Loan Banks,				
Bonds	2.40	9/14/09	2,700,000 a	2,698,599
Federal Home Loan Banks,				
Bonds, Ser. 1	2.41	9/18/09	5,000,000 a	4,997,360
Federal Home Loan Banks,				
Bonds	2.62	1/5/09	15,000,000 a	14,993,775
Federal Home Loan Banks,				
Bonds, Ser. 579	4.38	10/3/08	7,000,000	7,008,463
Federal Home Loan Banks,				
Bonds	4.55	6/22/10	4,360,000	4,471,450
Federal Home Loan Mortgage Corp.,				
Notes	3.00	4/1/11	2,240,000 b	2,206,295
Federal Home Loan Mortgage Corp.,				
Notes	5.63	3/15/11	9,000,000 b	9,495,864
Federal National Mortgage				
Association, Notes	3.00	4/1/11	2,240,000 b	2,203,510
Federal National Mortgage				
Association, Sr. Notes	3.38	5/19/11	10,800,000 b	10,786,446
Federal National Mortgage				
Association, Notes	4.20	6/8/09	5,800,000 b	5,849,631
Federal National Mortgage				
Association, Notes	5.50	3/15/11	3,380,000 b	3,555,124
Federal National Mortgage				
Association, Notes	6.63	9/15/09	3,250,000 b	3,362,976
Small Business Administration				
Participation, Gov't Gtd.				
Ctfs., Ser. 20G	6.85	7/1/17	2,092,673	2,132,158
				79,362,760
U.S. Government Agencies/Mortgage-Backed--33.6%				
Federal Home Loan Mortgage Corp.:				
3.50%, 9/1/10			272,222 b	269,229
4.00%, 1/1/10 - 4/1/10			13,320,291 b	13,251,617
4.50%, 2/1/10 - 9/1/14			2,807,287 b	2,816,157
5.00%, 5/1/10 - 1/1/11			5,157,802 b	5,235,861
Structured Pass-Through				
Secs., Ser. T-7, Cl. A6,				
7.03%, 8/25/28			72,786 a,b	72,547
Federal National Mortgage Association				
4.00%, 2/1/10 - 10/1/10			3,186,919 b	3,171,187
4.50%, 11/1/14			1,301,861 b	1,298,495
5.00%, 12/1/09			1,292,098 b	1,302,070
5.50%, 9/1/14 - 4/1/16			1,242,307 b	1,268,199
Ser. 2002-83, REMICS,				
Cl. DH, 5.00%, 9/25/17			2,547,833 b	2,571,882
Whole Loan, Ser. 2001-W2,				
Cl. AF6, 6.59%, 10/25/31			2,292,582 a,b	2,277,672
Whole Loan, Ser. 2001-W1,				
Cl. AF6, 6.90%, 7/25/31			991,161 a,b	952,806
Government National Mortgage Association I				
Ser. 2004-43, Cl. A, 2.82%,				

12/16/19	499,633	492,916
Ser. 2004-97, Cl. AB,		
3.08%, 4/16/22	625,339	618,105
Ser. 2006-42, Cl. A, 3.30%,		
10/16/29	2,281,568	2,246,986
Ser. 2004-77, Cl. A, 3.40%,		
3/16/20	468,847	466,589
Ser. 2003-96, Cl. B, 3.61%,		
8/16/18	583,402	582,010
Ser. 2005-90, Cl. A, 3.76%,		
9/16/28	1,094,735	1,085,360
Ser. 2006-39, Cl. A, 3.77%,		
6/16/25	889,903	882,898
Ser. 2005-34, Cl. A, 3.96%,		
9/16/21	722,215	720,897
Ser. 2005-79, Cl. A, 4.00%,		
10/16/33	593,285	591,191
Ser. 2005-50, Cl. A, 4.02%,		
10/16/26	1,084,362	1,081,127
Ser. 2005-29, Cl. A, 4.02%,		
7/16/27	869,826	864,354
Ser. 2005-42, Cl. A, 4.05%,		
7/16/20	1,283,674	1,282,480
Ser. 2006-6, Cl. A, 4.05%,		
10/16/23	215,763	215,517
Ser. 2004-51, Cl. A, 4.15%,		
2/16/18	297,548	297,532
Ser. 2006-30, Cl. A, 4.18%,		
4/16/28	1,279,664	1,276,932
Ser. 2006-3, Cl. A, 4.21%,		
1/16/28	1,153,520	1,151,739
Ser. 2005-67, Cl. A, 4.22%,		
6/16/21	1,092,752	1,092,624
Ser. 2006-5, Cl. A, 4.24%,		
7/16/29	1,640,750	1,637,843
Ser. 2005-52, Cl. A, 4.29%,		
1/16/30	497,114	497,304
Ser. 2005-59, Cl. A, 4.39%,		
5/16/23	397,111	397,992
Ser. 2005-32, Cl. B, 4.39%,		
8/16/30	990,471	992,246
Ser. 2005-87, Cl. A, 4.45%,		
3/16/25	742,460	743,927
Ser. 2006-18, Cl. A, 4.97%,		
12/16/21	2,530,954	2,551,569
Ser. 2006-32, Cl. A, 5.08%,		
1/16/30	866,194	875,265
		57,133,125
U.S. Treasury Notes--10.9%		
4.88%, 4/30/11	17,500,000 c	**18,570,510**
Total Bonds and Notes		
(cost $154,409,407)		**155,066,395**

	Face Amount Covered by	
Options--.0%	Contracts ($)	Value ($)
Call Options		
3-Month Floor USD LIBOR-BBA		
Interest Rate, January		
2009@ 2.50		

(cost $21,772)	11,300,000 [d]	**58**

Short-Term Investments--6.5%	Principal Amount ($)	Value ($)
U.S. Treasury Bills		
1.89%, 9/18/08		
(cost $11,063,140)	11,073,000 [e]	**11,065,115**

Other Investment--1.8%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred		
Plus Money Market Fund		
(cost $3,076,000)	3,076,000 [f]	**3,076,000**

Investment of Cash Collateral for Securities Loaned--6.1%		
Registered Investment Company;		
Dreyfus Institutional Cash		
Advantage Fund		
(cost $10,447,179)	10,447,179 [f]	**10,447,179**

Total Investments (cost $179,017,498)	**105.5%**	**179,654,747**
Liabilities, Less Cash and Receivables	**(5.5%)**	**(9,365,286)**
Net Assets	**100.0%**	**170,289,461**

LIBOR-BBA--London Interbank Offered Rate British Bankers' Association

a Variable rate security--interest rate subject to periodic change.

b On September 7, 2008, the Federal Housing Finance Agency (FHFA) placed Federal National Mortgage Association and Federal Home Loan Mortgage Corporation into conservatorship with FHFA as the conservator.

c All or a portion of this security is on loan. At August 31, 2008, the total market value of the fund's securities on loan is $10,081,134 and the total market value of the collateral held by the fund is $10,447,179.

d Non-income producing security.

e All or partially held by a broker as collateral for open financial futures positions.

f Investment in affiliated money market mutual fund.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi-annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

At August 31, 2008, the aggregate cost of investment securities for income tax purposes was $179,017,498.
Net unrealized appreciation on investments was $637,249 of which $1,045,430 related to appreciated investment securities and $408,181 related to depreciated investment securities.

STATEMENT OF FINANCIAL FUTURES

August 31, 2008 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation/ (Depreciation) at 8/31/08 ($)
Financial Futures Long				
U.S. Treasury 2-Year Notes	120	25,473,751	December 2008	**(24,374)**

Various inputs are used in determining the value of the fund's investments relating to Financial Accounting Standard No. 157 (FAS 157),
Fair Value Measurements.

These inputs are summarized in the three broad levels listed below.
Level 1 - quoted prices in active markets for identical securities.
Level 2 - other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds,
credit risk, etc.)
Level 3 - significant unobservable inputs (including fund's own assumptions in determining the fair value of investments).
The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing
in those securities.

The following is a summary of the inputs used as of August 31, 2008 in valuing the fund's investments carried
at fair value:

Valuation Inputs	Investments in Securities ($)	Other Financial Instruments* ($)
Level 1 - Quoted Prices	13,523,179	(24,374)
Level 2 - Other Significant Observable Inputs	166,131,568	0
Level 3 - Significant Unobservable Inputs	0	0
Total	179,654,747	(24,374)

*Other financial instruments are derivative instruments not reflected in the Portfolio of Investments, such as futures, forwards and
swap contracts, which are valued at the unrealized appreciation/depreciation on the instrument.